August 10, 2007
BY FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Kathleen H. Krebs

Re:	CC Media Holdings, Inc. Amendment No. 3 to Form S-4 Registration Statement Filed July 31, 2007 File No. 333-143349
Dear Ms. Krebs:
          On behalf of our client, CC Media Holdings, Inc. (f/k/a BT Triple Crown Capital Holdings III, Inc.), we hereby acknowledge receipt of the comments orally provided to us on August 9, 2007 by the staff (the “Staff”) of the Securities and Exchange Commission concerning the above captioned Amendment No. 3 to the Registration Statement on Form S-4 (the “S-4”). We have enclosed changed pages reflecting the revisions we have made to the S-4 in response to the Staff’s comments.
          We appreciate your assistance in reviewing the changed pages enclosed herewith. If you have any questions, please do not hesitate to contact me at (415) 315-6344.

Sincerely,
/s/ Brian C. Erb

Brian C. Erb Ropes & Gray LLP

Enclosures

Kathleen H. Krebs
Securities and Exchange Commission
August 10, 2007

cc:	John P. Connaughton
Bain Capital, LLC

Scott M. Sperling
Thomas H. Lee Partners, L.P.

Andrew W. Levin, Esq.
Hamlet Newsom, Esq.
Clear Channel Communications, Inc.

David C. Chapin, Esq.
Ropes & Gray LLP

C.N. Franklin Reddick, Esq.
David B. Antheil, Esq.
Akin Gump Strauss Hauer & Feld LLP